

INVEST IN **ALMA FINANCIAL**

High yield neo-bank for underbanked users in the US

LEAD INVESTOR



Christopher Jing

From the moment I met Agni through Y Combinator, it was immediately evident that he had all the defining characteristics of a successful founder. Moreover, Agni brings his passion for fintech, having previously led the product team at Aura and the growth team for Facebook/Meta's digital wallet (Novi Wallet), along with a deep understanding of mobile gaming and gamification - having launched and grown his own mobile game side hustle (Word Connect) to 2M+ installs, and previously working as a product leader at Zynga. The intersections of his expertise make him uniquely qualified to successfully launch and scale Alma. I am confident that Agni will build something big and completely reshape the financial landscape for millions of underbanked people.

Invested $5,000 this round & $10,000 previously

---

getderisked.com   Palo Alto CA   Technology   Fintech & Finance   Y Combinator   SaaS   B2C

Highlights

1. $1.5 m raised from Lombardstreet Ventures, Pioneer Fund, Stonks Fund, Xoogler Fund

2. High yield savings account to help underbanked people manage spend and build credit

3. Founder is Ex-Facebook Novi Wallet, built MPC, and grew fiat wallet from 200k to 40m users

4. Using a prize-linked business model to encourage saving

5. Angels include executives at Brigit and Strikingly

Our Founder



Agni Bhattacharya CEO & Co-founder

Product manager and entrepreneur in the internet industry with experience in social, advertising, fintech (lending + payments), and machine learning product verticals. Graduated as a Westgate Scholar from Johns Hopkins University.

Alma Financial

We are building a high yield savings account with low fees and debit cards for underbanked population in the U.S. (and eventually, beyond).

We want to help people manage their spend and build credit. To encourage users to save, we plan to use the prize linked savings model (**reference**).

Our intention is to launch our MVP in 3 - 6 months.

The team

Agni was a PM who led growth for the fiat side of the Novi wallet, driving it from 200k to 40M users.

Funding

We graduated from YC in Summer '22. Since then we've raised about $1.5M and pivoted our idea to Alma.

Join us.